Symmetry Panoramic Trust
151 National Drive
Glastonbury, Connecticut 06033

August 8, 2018

EDGAR FILING
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Request for Acceleration Symmetry Panoramic Trust File Nos. 333-224164 and 811-23334 Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

As discussed with Mr. Jeffrey Foor of the Securities and Exchange Commission with the Division of Investment Management on August 3, 2018, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the undersigned hereby requests that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to its registration statement on Form N-1A be accelerated to Thursday, August 9, 2018 or as soon thereafter as practicable.  Pre-Effective Amendment No. 1 was previously filed on August 3, 2018 pursuant to the 1933 Act and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder.  Absent acceleration, pursuant to Rule 473(b) under the Securities Act, Pre-Effective Amendment No. 1 to its registration statement shall hereafter become effective in accordance with the provisions of Section 8(a) of the Securities Act. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

SYMMETRY PANORAMIC TRUST

/s/ Dana D’Auria
By: Dana D’Auria
Title: President

SEI Investments Distribution Co.
1 Freedom Valley Drive
Oaks, Pennsylvania 19456

August 8, 2018

EDGAR FILING
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Request for Acceleration Symmetry Panoramic Trust File Nos. 333-224164 and 811-23334 Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

As distributor of each series of the Symmetry Panoramic Trust (the “Trust”), the undersigned joins the Trust’s request and hereby requests, pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to its registration statement on Form N-1A be accelerated to Thursday, August 9, 2018 or as soon thereafter as practicable.  Pre-Effective Amendment No. 1 was previously filed on August 3, 2018 pursuant to the 1933 Act and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder. The undersigned is aware of its obligations under the 1933 Act.

Very truly yours,

SEI INVESTMENTS DISTRIBUTION CO.

/s/ Maxine J. Chou
By: Maxine J. Chou
Title: CFO and COO